EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. As described in Note 15, Discontinued Operations, in the notes to our condensed consolidated financial statements (unaudited) included in this report, the drybulk carriers that we owned and chartered to our customers (the “Drybulk Business”) are presented as discontinued operations.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

During the three months ended June 30, 2009, we had an average of 40.1 containerships in our fleet. During the three months ended June 30, 2008, we had an average of 37.5 containerships in our fleet. We took delivery of one 4,253 TEU vessel, the Zim Luanda, on June 26, 2009.

Operating Revenue

Operating revenue increased 7.0%, or $5.2 million, to $79.1 million in the three months ended June 30, 2009, from $73.9 million in the three months ended June 30, 2008. The increase was primarily a result of the addition to our fleet of six 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Zim Monaco, the Zim Dalian and the Zim Luanda on July 4, 2008, September 22, 2008, November 3, 2008, January 2, 2009, March 31, 2009 and June 26, 2009, respectively, which collectively contributed revenues of $10.4 million during the three months ended June 30, 2009. These revenues were offset in part by the sale of three 3,101 TEU containerships, the Maersk Constantia, the Asia Express and the Sederberg, on May 20, 2008, October 26, 2008 and December 10, 2008, respectively, that contributed revenues of $4.4 million for the three months ended June 30, 2008 compared to no revenues in the three months ended June 30, 2009.

We also had a further decrease in revenues of $0.8 million during the three months ended June 30, 2009 compared to the three months ended June 30, 2008, mainly attributable to the re-chartering of two of our vessels at reduced charter rates during the first half of 2009.

Voyage Expenses

Voyage expenses decreased 30.8% or $0.8 million, to $1.8 million in the three months ended June 30, 2009, from $2.6 million for the three months ended June 30, 2008. The decrease was mainly the result of bunker costs of $0.7 million, attributed to the repositioning of two of our vessels during the second quarter of 2008. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 5.3%, or $1.2 million, to $23.8 million in the three months ended June 30, 2009, from $22.6 million in the three months ended June 30, 2008. The increase was due to the increase in the average number of vessels in our fleet during the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

This overall increase was offset in part by the successful implementation of efficient management controls on our operating expenses, resulting in average daily operating cost per vessel of $6,533 in the three months ended June 30, 2009 compared to $6,699 in the three months ended June 30, 2008.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 29.4%, or $0.5 million, to $2.2 million in the three months ended June 30, 2009, from $1.7 million in the three months ended June 30, 2008. The increase reflects higher drydocking costs incurred, which were subject to amortization during the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

Depreciation

Depreciation expense increased 20.2%, or $2.5 million, to $14.9 million in the three months ended June 30, 2009, from $12.4 million in the three months ended June 30, 2008. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

General and Administrative Expenses

General and administrative expenses increased 16.7%, or $0.5 million, to $3.5 million in the three months ended June 30, 2009, from $3.0 million in the three months ended June 30, 2008. The increase was mainly the result of increased fees of $0.4 million paid to our Manager in the second quarter of 2009 compared to the same period of 2008, due to the increase in the average number of our vessels in our fleet and an increase in the fees payable to our Manager as of January 1, 2009.

On February 12, 2009, the Company signed an addendum to the management contract amending the management fees, effective January 1, 2009, to a fee of $575 per day (from $500 per day), a fee of $290 per vessel per day (from $250 per vessel per day) for vessels on bareboat charter, a fee of $575 per vessel per day (from $500 per vessel per day) for vessels on time charter and a flat fee of $725,000 per newbuilding vessel (from $400,000 per newbuilding vessel) for the supervision of newbuilding contracts. All commissions to the Manager remained unchanged.

Interest Expense and Interest Income

Interest expense increased 44.6%, or $2.9 million, to $9.4 million in the three months ended June 30, 2009, from $6.5 million in the three months ended June 30, 2008. The change in interest expense was due to the increase in our average debt by $643.2 million, to $2,212.7 million in the quarter ended June 30, 2009, from $1,569.5 million in the three months ended June 30, 2008, as well as the increased margins over LIBOR on which our indebtedness is subject to, following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008. The financing of our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $9.4 million for the quarter ended June 30, 2009 compared to $7.8 million of capitalized interest for the three months ended June 30, 2008. The weighted average interest rate margin over LIBOR payable under our credit facilities has increased by approximately 1.1 percentage points per annum during the waiver periods, following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008.

Interest income decreased by $0.2 million, to $0.7 million in the three months ended June 30, 2009, from $0.9 million in the three months ended June 30, 2008. The decrease in interest income is attributable to lower interest rates to which our cash balances were subject during the three months ended June 30, 2009 compared to the three months ended June 30, 2008, partially offset by higher average cash balances.

Other Income/(Expense), Net

Other income/(expenses), net, decreased by $0.8 million, to an expense of $0.6 million in the three months ended June 30, 2009, from a gain of $0.2 million in the three months ended June 30, 2008. The decrease in other income/(expenses), net, is mainly attributable to foreign currency revaluations of $1.4 million recorded during the three months ended June 30, 2009.

Other Finance Costs, Net

Other finance costs, net, remained stable at $0.9 million in the three months ended June 30, 2009 and 2008, respectively.

(Loss)/Gain on Fair value of Derivatives

(Loss)/gain on fair value of derivatives, decreased by $6.0 million, to an expense of $6.8 million in the three months ended June 30, 2009, from an expense of $0.8 million in the three months ended June 30, 2008. The decrease in (Loss)/gain on fair value of derivatives is mainly attributable to increased realized losses of $6.1 million in relation to our interest rate swaps in the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

During the six months ended June 30, 2009, we had an average of 39.5 containerships in our fleet. During the six months ended June 30, 2008, we had an average of 36.9 containerships in our fleet. We took delivery of three 4,253 TEU containerships, the Zim Monaco, the Zim Dalian and the Zim Luanda on January 2, 2009, March 31, 2009 and June 26, 2009, respectively.

Operating Revenue

Operating revenue increased 7.4%, or $10.6 million, to $154.4 million in the six months ended June 30, 2009, from $143.8 million in the six months ended June 30, 2008. The increase was primarily a result of the addition to our fleet of six 4,253 TEU containerships, the Zim Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Zim Monaco, the Zim Dalian and the Zim Luanda on July 4, 2008, September 22, 2008, November 3, 2008, January 2, 2009, March 31, 2009 and June 26, 2009, respectively, which collectively contributed revenues of $18.6 million during the six months ended June 30, 2009. Moreover, three 2,200 TEU containerships, the Hyundai Progress, the Hyundai Highway and the Hyundai Bridge, which were added to our fleet on February 11, 2008, March 18, 2008 and March 20, 2008, respectively, contributed incremental revenues of $3.1 million during the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

These revenues were offset in part by our sale of five vessels, one 5,506 TEU containership, the APL Belgium, on January 15, 2008 and four 3,101 TEU containerships, the Winterberg, the Maersk Constantia, the Asia Express and the Sederberg, on January 25, 2008, on May 20, 2008, on October 26, 2008 and December 10, 2008, respectively, which contributed revenues of $7.6 million during the six months ended June 30, 2008 compared to no revenues in the six months ended June 30, 2009, as well as reduced revenue amounting to $3.5 million attributable to revenue lost due to off-hire days and rechartering of two of our vessels at reduced charter rates.

Voyage Expenses

Voyage expenses decreased 7.1%, or $0.3 million, to $3.9 million in the six months ended June 30, 2009, from $4.2 million for the six months ended June 30, 2008. The decrease was mainly a result of bunker costs recorded in the six months ended June 30 2008, attributed to the repositioning of two of our vessels in the first half of 2008. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 8.3%, or $3.5 million, to $45.9 million in the six months ended June 30, 2009, from $42.4 million in the six months ended June 30, 2008. The increase was due to the increase in the average number of our vessels in our fleet during the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

This overall increase was offset in part by the successful implementation of efficient management controls on our operating expenses, resulting in an average daily operating cost per vessel of $6,412 in the six months ended June 30, 2009 compared to $6,504 in the six months ended June 30, 2008.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 20.6%, or $0.7 million, to $4.1 million in the six months ended June 30, 2009, from $3.4 million in the six months ended June 30, 2008. The increase reflects higher drydocking costs incurred, which were subject to amortization during the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Depreciation

Depreciation expense increased 20.7%, or $5.0 million, to $29.1 million in the six months ended June 30, 2009, from $24.1 million in the six months ended June 30, 2008. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the six months ended June 30, 2009, compared to the six months ended June 30, 2008.

General and Administrative Expenses

General and administrative expenses increased 13.8%, or $0.8 million, to $6.6 million in the six months ended June 30, 2009, from $5.8 million in the six months ended June 30, 2008. The increase was mainly a result of increased fees paid to our Manager in the six months ended June 30, 2009 compared to the six months ended June 30, 2008 due to the increase in the average number of our vessels in our fleet and an increase in the rate of fees payable to our manager, as discussed above.

Interest Expense and Interest Income

Interest expense increased 19.7%, or $2.9 million, to $17.6 million in the six months ended June 30, 2009, from $14.7 million in the six months ended June 30, 2008. The change in interest expense was due to the increase in our average debt by $682.3 million, to $2,157.5 million in the six months ended June 30, 2009 from $1,475.2 million in the six months ended June 30, 2008, as well as the increased margins over LIBOR on which our indebtedness is subject to, following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008. The financing of our extensive new-building program resulted in interest capitalization, rather than such interest being recognized as an expense, of $16.6 million for the six months ended June 30, 2009 compared to $18.1 million of capitalized interest for the six months ended June 30, 2008.

Interest income decreased by $0.2 million, to $1.7 million in the six months ended June 30, 2009, from $1.9 million in the six months ended June 30, 2008. The decrease in interest income is mainly attributed to lower interest rates on which our cash balances were subject to, partially offset by higher average bank deposits during the six months ended June 30, 2009 compared to the six months ended June 30, 2008. The weighted average interest rate margin over LIBOR payable under our credit facilities has increased by approximately 1.1 percentage points per annum during the waivers period, following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008.

Other Income/(Expense), Net

Other income/(expenses), net, decreased by $1.0 million, to an expense of $1.1 million in the six months ended June 30, 2009, from an expense of $0.1 million in the six months ended June 30, 2008. The decrease in other income/(expenses), net, is mainly attributable to foreign currency revaluations of $1.4 million recorded during the six months ended June 30, 2009.

(Loss)/Gain on Fair value of Derivatives

(Loss)/gain on fair value of derivatives, decreased by $11.5 million, to an expense of $10.8 million in the six months ended June 30, 2009, from a gain of $0.7 million in the six months ended June 30, 2008. The decrease in (Loss)/gain on fair value of derivatives is attributable to increased realized losses of $11.5 million in relation to our interest rate swaps in the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

Discontinued Operations

Although we did not conduct any discontinued operations during the six months ended June 30, 2009 and 2008, we recorded an expense of $1.6 million for the six months ended June 30, 2008, mainly attributed to an expense of $1.5 million recorded in the second quarter of 2008 following the adverse outcome of a lawsuit regarding the operation of one of our drybulk vessels sold in May 2007. As discussed in Note 15, Discontinued Operations, in our condensed consolidated financial statements for the six months ended June 30, 2009 included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, including from vessel sales, and long-term bank borrowings, as well as proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses, loan amortization and interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 28 additional containerships for which we have contracted and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating $2.0 billion as of August 31, 2009. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our existing credit facilities and additional credit facilities we will seek to arrange, cash from operations and, possibly, equity financings. We believe that currently contracted sources of funds will be sufficient to meet our liquidity needs through the first quarter of 2010, since such contracted revenue, absent any further disruptions therein, together with our committed credit facilities, will be sufficient to meet our currently projected liquidity needs for that period.  We are considering an underwritten public offering of our common stock, and have filed a Registration Statement on Form F-1 for our issuance and sale of common stock in connection therewith.  We would intend to use the net proceeds from any such offering to fund a portion of our newbuilding program and  for general corporate purposes.  Any such offering, including the number of shares of common stock to be sold, is subject to, among other things, market conditions and there is no assurance that such an offering will be completed.  In addition, we may pursue additional sales of equity and equity-linked securities, including to our directors, officers, existing stockholders or affiliates, as part of our efforts to enhance our liquidity position and fund our newbuilding program.

In the first half of 2009, we came to an agreement to delay the delivery dates of five 8,530 TEU containerships under construction by approximately two hundred days each on average, five 6,500 TEU, five 3,400 TEU containerships under construction by approximately one quarter each, five 12,600 TEU containerships under construction by approximately one year each and five 6,500 TEU containerships under construction for a period ranging from two to six months.  As of June 30, 2009, we expect to take delivery of four vessels during the remainder of 2009, eleven in 2010, eight in 2011 and five in 2012. As of June 30, 2009, the remaining capital expenditure installments for these vessels were approximately $323 million for the remainder of 2009, $889 million for 2010, $402 million for 2011 and $449 million for 2012.  In addition to our available borrowing capacity under committed credit facilities as of June 30, 2009, we would be required to procure significant additional financing of approximately $1.4 billion in order to fund these remaining installment payments, to the extent such installment payments are not funded with cash generated by our operations. Accordingly, as of June 30, 2009, we have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us in 2010, 2011 and 2012. Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, is limited.

Restricted cash decreased by $21.9 million, to $229.6 million as of June 30, 2009, from $251.5 million as of December 31, 2008. The decrease in restricted cash is attributed to cash borrowed under our revolving credit facilities designated to finance certain of our newbuildings and is utilized to fund progress payments of these newbuildings through their scheduled deliveries from December 2009 to the third quarter of 2011.

Under our existing multi-year charters as of June 30, 2009, we had contracted revenues of $166.5 million for the remainder of 2009, $402.9 million for 2010 and, thereafter, approximately $6.3 billion, of which amounts $16.4 million, $136.9 million and $5.1 billion, respectively, are associated with charters from our contracted newbuildings, some of which have not been financed.  Although these expected revenues are based on contracted charter rates, we are dependent on our charterers ability and willingness to meet their obligations under these charters.  For example, as part of an announced restructuring plan, Zim Israel Integrated Shipping Services, the charterer of six of our vessels, has stated that it is reducing, unilaterally, all of its long-term charter hire payments to ship-owners by 35% commencing September 1, 2009 and for an indicated period of three years, which reduction is not reflected in the above contracted revenue amount.  See “Recent Developments” and “Risk Factors.”

As of August 31, 2009, we had approximately $456 million undrawn under our credit facilities and $216 million of restricted cash designated for newbuilding progress payments, and cash and cash equivalents of $139.9 million. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector.

In the first half and July of 2009, we obtained waivers from lenders, with which we had $1.8 billion of indebtedness, as of December 31, 2008, to cover breaches of our loan agreement covenants in relation to the collateral coverage ratios, corporate leverage ratios and the minimum net worth requirements, which we were not in compliance with as of December 31, 2008.  These waivers are effective from December 31, 2008 through January 31, 2010.  Furthermore, as of June 30, 2009, we were not in compliance with collateral coverage and corporate leverage ratio covenants, as applicable, contained in loan agreements governing $644.8 million of our outstanding indebtedness as of June 30, 2009, which were not breached and therefore not waived as of December 31, 2008. As a result, during the third quarter of 2009 we entered into agreements to extend waivers already obtained in relation to December 31, 2008 covenant breaches (except for the minimum book net worth covenant in two of our credit facilities, which was not breached as of June 30, 2009) and to waive additional breaches identified as of June 30, 2009. Our lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches, and any future breaches of such covenants, through October 1, 2010.

If, however, the current low charter rates in the containership market and low vessels values continue or decrease further, or our charterers were to fail to meet their payment obligations, our ability to comply with these and other covenants in our loan agreements may be adversely affected and we may not be able to draw down the full amount of certain of our committed credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.

The following table summarizes the cash flows from our operations for each of the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
	2009	2008
Net cash provided by operating activities	$59,626	$71,371
Net cash used in investing activities	(207,007)	(253,247)
Net cash provided by financing activities	183,382	220,044
Net increase in cash and cash equivalents	$36,001	$38,168

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 16.5%, or $11.8 million, to $59.6 million in the six months ended June 30, 2009 compared to $71.4 million in the six months ended June 30, 2008. The decrease was primarily the result of increased interest cost of $24.4 million, which was partially offset by a favorable change in the working capital position and increased cash from operations of $12.1 million, as well as reduced payments for drydocking of $0.5 million in the six months ended June 30, 2009 compared to the same period in 2008.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $46.2 million, to $207.0 million in the six months ended June 30, 2009 compared to $253.2 million in the six months ended June 30, 2008. The difference reflects the funds used to acquire secondhand vessels of $93.4 million in the six months ended June 30, 2008 compared to nil in the six months ended June 30, 2009, cash received of $16.9 million on March 7, 2008 in respect of the termination of certain lease arrangements that partially offset the cash used to acquire vessels, installment payments for newbuildings of $206.8 million in the six months ended June 30, 2009 compared to $245.9 million during the six months ended June 30, 2008 and proceeds from sale of vessels of $69.1 million in the six months ended June 30, 2008 compared to nil in the same period of 2009.

Net Cash Provided by Financing Activities

Net cash flows provided by financing activities decreased by $36.6 million, to $183.4 million in the six months ended June 30, 2009 compared to $220.0 million in the six months ended June 30, 2008. The decrease is primarily due to the proceeds from long-term debt of $181.2 million during the six months ended June 30, 2009 compared to $315.5 million in the six months ended June 30, 2008. In addition, repayment of indebtedness was $16.1 million in the six months ended June 30, 2009 compared to $43.8 million in the six months ended June 30, 2008, restricted cash decreased by $21.9 million in the six months ended June 30, 2009 compared to $0.7 million in the six months ended June 30, 2008 and no dividends were paid in the six months ended June 30, 2009 compared to $50.7 million in the six months ended June 30, 2008.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. We also have entered into guarantee facility agreements, with HSH Nordbank and The Royal Bank of Scotland, which are described in Note 12 to our unaudited condensed consolidated financial statements included in this report. The following summarizes certain terms of our credit facilities:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Repayment Schedule

The Royal Bank of Scotland(2)	$56.3	$637.1	LIBOR + margin	Due September 2021

Revolving credit facility of up to $700.0 million for the purpose of financing existing vessels or part of the newbuilding program.  Refer to “Item 10. Additional Information—Material Contracts” in our Annual Report on Form 20-F for the year ended December 31, 2008.

HSH Nordbank(3)	$—	$39.0	LIBOR + margin	Due March 2014	19 quarterly installments of $1.0 million; balloon payment of $20.0 million.

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Repayment Schedule

KEXIM(4)	$—	$75.6	Fixed	Due November 2016	28 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-Fortis(5)	$—	$118.7	$109.7 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	19 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(6)	$25.0	$675.0	LIBOR + margin	Due November 2016

Revolving credit facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. Repayment schedule, as amended in July 2009 will be based on quarterly installments as well as a balloon payment at the end.  Refer to “Item 10. Additional Information—Material Contracts” in our Annual Report on Form 20-F for the year ended December 31, 2008.

Emporiki Bank of Greece S.A.(7)	$69.9	$86.9	LIBOR + margin	Due June 2021

Loan facility of up to $156.8 million advanced to the vessel owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semi-annual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment.

Deutsche Bank(8)	$—	$180.0	LIBOR + margin	Due October 2018

32 consecutive quarterly installments each in the amount of $2.5 million and a final balloon payment of $100.0 million payable together with the last such installment. The first installment is due on December 31, 2010.

Credit Suisse(9)	$128.2	$92.9	LIBOR + margin	Due December 2019

28 consecutive quarterly installments amounting to $3.99 million each, with the first installment due March 31, 2013 and a final balloon installment of $109.35 million which is due together with the final installment.

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Interest Rate	Maturity	Repayment Schedule

Fortis Bank—Lloyds TSB—National Bank of Greece(10)	$—	$253.2	LIBOR + margin	Due July 2018	16 equal semi-annual installments of $8.6 million, with the first installment due on July 29, 2010; and a final balloon payment of $115.2 million on July 29, 2018.

Deutsche Schiffsbank—Credit Suisse—Emporiki Bank(11)	$194.9	$103.6	LIBOR + margin	Due June 2021	20 consecutive semi-annual installments of $8.8 million, with the first installment due on December 30, 2011; and a final balloon payment of $122.8 million on June 30, 2021.

(1)     As of June 30, 2009.

(2)     Our credit facility with RBS was, as of June 30, 2009, collateralized by mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the HN N-219, the HN N-221, the HN N-222, the HN S-4005, the HN H1022A, the HN N-218, the HN S-458, the HN S-459, the HN S-460 and the HN S-461.

(3)     Our credit facility with HSH Nordbank AG was, as of June 30, 2009, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tiga (ex Maersk Derby).

(4)     Our KEXIM credit facility was, as of June 30, 2009, collateralized by mortgages and other security relating to the CSCL Europe and the CSCL America (ex MSC Baltic).

(5)     Our KEXIM-FORTIS credit facility was, as of June 30, 2009, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(6)     Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of June 30, 2009, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Hanjin Montreal and the MSC Eagle and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004. As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel HN S-4004 to be provided as security under the facility, (b) second priority mortgages on the Maersk Deva (ex Vancouver Express) and the Bunga Raya Tinga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-Fortis credit facility.

(7)     Our Emporiki Bank of Greece credit facility was, as of June 30, 2009, collateralized by refund guarantees relating to vessels the HN S4001 and the HN S4002, which are currently under construction.

(8)     Our Deutsche Bank credit facility was, as of June 30, 2009, collateralized by mortgages and other security relating to the Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston.

(9)     Our Credit Suisse credit facility was, as of June 30, 2009, collateralized by refund guarantees relating to vessels the Zim Luanda, the HN S4003 and the HN N-214.

(10)   Our Fortis Bank-Lloyds TSB-National Bank of Greece credit facility was, as of June 30, 2009, collateralized by mortgages and other security relating to the vessels the YM Colombo, the YM Seattle, the YM Vancouver and the YM Singapore.

(11)   Our Deutsche Schiffsbank-Credit Suisse-Emporiki Bank credit facility was, as of June 30, 2009, collateralized by mortgages and other security relating to the vessels the ZIM Dalian, the HN N-220, the HN N-223, the HN N-215 and the HN Z0001.

The weighted average interest rate margin over LIBOR payable under our credit facilities has increased by approximately 1.4 percentage points per annum during the waiver period (from approximately 0.7 percentage points before the waiver period to approximately 2.1 percentage points during the waiver period), following our agreements with our lenders to waive certain covenant breaches as of December 31, 2008 and new breaches as of June 30, 2009, as well as extend the waiver period from January 31, 2010 to October 1, 2010.

As of June 30, 2009, we were in breach of (i) the collateral coverage ratio covenant contained in our credit facility with Credit Suisse which had an outstanding balance of $92.9 million as of June 30, 2009 (this covenant was not breached as of December 31, 2008 and therefore it was not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches), (ii) the collateral coverage ratio covenant contained in our credit facility with Deutsche Bank which had an outstanding balance of $180.0 million as of June 30, 2009 (this covenant was not breached as of December 31, 2008 and therefore it was not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches), (iii) the corporate leverage ratio and collateral coverage ratio covenants contained in our credit facility with Fortis Bank-Lloyds TSB-National

Bank of Greece, which had an outstanding balance of $253.2 million as of June 30, 2009, and (iv) the corporate leverage ratio covenant under our KEXIM-Fortis credit facility which had an outstanding balance of $118.7 million as of June 30, 2009 (this covenant was not breached as of December 31, 2008 and therefore it was not covered by the waiver obtained in relation to December 31, 2008 covenant breaches).  During the third quarter of 2009, we entered into agreements to extend waivers already obtained in relation to the December 31, 2008 covenant breaches (except for the minimum book net worth covenant in two of our credit facilities, which was not breached as of June 30, 2009) and to waive additional breaches of certain covenants in our credit facilities identified as of June 30, 2009, which had not been breached and therefore were not waived as of December 31, 2008. Our lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches, and any future breaches of such covenants, through October 1, 2010, as described in more detail below.

Our credit facilities, as modified by the waivers and amendments entered into in 2009, contain financial and security covenants requiring us to:

•      maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•      ensure that the aggregate market value of our vessels in our fleet exceeds 145.0% of our net consolidated debt at all times under our KEXIM-Fortis credit facility;

•      ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 115% under our Emporiki Bank credit facility and (ii) a range from 120% to 125% under our other credit facilities (reduced to 100% under our RBS credit facility and our Credit Suisse credit facility during the applicable waiver period as described below);

•      maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•      ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under one of our credit facilities) of our total market value adjusted assets;

•      maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•      maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

Our credit facilities also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a cross-default with respect to financial indebtedness or any adverse change in the financial position or prospects of the vessel-owning subsidiaries or the Company that creates a material risk to our ability to repay such indebtedness and, in some cases, certain changes in the charters for vessels mortgaged under the applicable credit facility. In addition, as described below, under the waiver agreements, our payment of any dividend is subject to the approval of certain of our lenders during periods covered by the waivers and is subject to restrictions on the amount of dividends that we may pay pursuant to terms of waivers from other lenders.

Set forth below are details of the respective waivers agreed with our lenders in respect of breaches of the loan covenants contained in certain of our credit facilities and our guarantee facility with HSH Nordbank.

The Royal Bank of Scotland Credit Facility. As of December 31, 2008, we were in breach of the collateral coverage ratio and corporate leverage ratio covenants contained in our $700.0 million senior revolving credit facility with The Royal Bank of Scotland. We entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of December 31, 2008 and June 30, 2009) in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lender under this credit facility.   On July 17, 2009, we entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010, with above interest rate margin increases being applied to the revised waiver period.

HSH Nordbank Credit Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, we were in breach of the net worth covenant contained in our $60.0 million credit facility with HSH Nordbank, Dresdner Bank and Aegean Baltic Bank acting as agent. We entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by our lenders under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lenders pursuant to which we have agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank’s cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding.  On July 21, 2009, we entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period.

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank Credit Facility. As of December 31, 2008, we were in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in our $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank. We entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by our lenders under this credit facility pursuant to the terms and conditions of a commitment letter we have entered into with such lenders pursuant to which we have agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan, as well as pay a one-time fee of $2.1 million and make $5.0 million payments on July 31, 2009, October 31, 2009 and January 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on January 31, 2010. We have also agreed to use our best efforts to raise additional equity capital, with the participation of our largest stockholder in any such transaction. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this credit facility. On July 21, 2009, we entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period, as well as to make additional $5.0 million payments on April 30, 2010 and July 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on April 30, 2010, July 31, 2010 and September 30, 2010 as the lenders under this credit agreement may determine.

KEXIM—Fortis Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $144.0 million credit facility with the Export-Import Bank of Korea, or KEXIM, and Fortis Bank. We entered into an agreement waiving compliance with such covenants for the year ended December 31, 2008 and providing that compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In return, we paid our lenders under this credit facility a one-time fee of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period. As of June 30, 2009, we were in breach of an additional corporate leverage ratio contained in this credit facility and on September 22, 2009, we entered into an agreement with the lenders under this credit facility to extend the waiver of the breach of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the additional corporate leverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenant, through October 1, 2010, with an increase in the interest rate margin by 1.0 percentage points per annum for the waiver period from June 30, 2009 to December 31, 2009 and by 0.5 percentage points per annum for the waiver period from January 1, 2010 to October 1, 2010, as well as a one-time fee of $360,000. We also agreed to use our best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance, as well as any debt raised, to fund a portion of our newbuilding program. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends.

Emporiki Bank Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and minimum net worth covenants contained in our $156.8 million credit facility with Emporiki Bank. We entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter. On August 12, 2009, we entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with a one-time amendment fee of $0.2 million and the above interest rate margin increases being applied to the revised waiver period.

Deutsche Bank Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio covenant contained in our $180.0 million credit facility with Deutsche Bank. We entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In return, we paid to the bank a one-time fee of 0.3% of the loan amount. As of June 30, 2009, we were in breach of the collateral coverage ratio covenant contained in our credit facility with Deutsche Bank, which was not covered by the waiver obtained in relation to the December 31, 2008 breach, which had an outstanding balance of $180.0 million as of June 30, 2009. On August 6, 2009, we entered into an agreement with Deutsche Bank to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.315 percentage points per annum for the waiver period and 0.815 percentage points per annum thereafter, as well as a one-time fee of $0.4 million. We also agreed to use our best efforts to raise additional equity capital. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

Credit Suisse Credit Facility. As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our credit facility with Credit Suisse. We entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. As of June 30, 2009, we were in breach of the collateral coverage ratio covenant, which was not covered by the waiver obtained in relation to the December 31, 2008 breaches, contained in our $221.1 million credit facility with Credit Suisse, which had an outstanding balance of $92.9 million as of June 30, 2009. On July 29, 2009, we entered into an agreement with Credit Suisse to extend the waiver of the breaches of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breach of such covenants, through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009) and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio we would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility.

Fortis Bank—Lloyds TSB—National Bank of Greece Credit Facility. As of December 31, 2008, we were in compliance with all covenants contained in our $253.2 million credit facility with Fortis Bank—Lloyds TSB—National Bank of Greece. As of June 30, 2009, we were in breach of the corporate leverage ratio and collateral coverage ratio covenants contained in this credit facility, which had an outstanding balance of $253.2 million as of June 30, 2009.  On August 14, 2009, we entered into an agreement, subject to receiving waivers through at least October 1, 2010 of all breaches under our other credit facilities, with the lenders under our Fortis Bank—Lloyds TSB—National Bank of Greece waiving the breach of the corporate leverage ratio and collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.25 percentage points per annum for the remaining period of the loan, as well as a one-time fee of $1.0 million. We also agreed to use our best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance to fund a portion of our newbuilding program. Under the terms of the waiver, during the waiver period we are not permitted to pay dividends.

Deutsche Schiffsbank—Credit Suisse—Emporiki Bank  Credit Facility. During the first quarter of 2009, we were in breach of the corporate leverage ratio and net worth covenants contained in our $298.5 million credit facility. On March 19, 2009, we entered into an agreement waiving breaches of such covenants, as well as any subsequent breach of such covenants, up to January 31, 2010. During the waiver period we are not permitted to pay dividends without the consent of our lenders under this credit facility. On August 17, 2009, we entered into an agreement with the lenders to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with an increase in the interest rate margin by 0.8 percentage points per annum for the waiver period and a one-time waiver fee of 0.2 percentage points on the outstanding loan amount.

HSH Nordbank Guarantee Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, we were in breach of the corporate leverage ratio and net worth covenants contained in our $148.0 million guarantee facility with HSH Nordbank, with Aegean Baltic Bank acting as agent. We entered into an agreement, pursuant to the terms and conditions of a commitment letter, regarding the guarantee facility waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010. In addition, during the period covered by the waiver we are not permitted to make dividend payments without the consent of our lenders under this facility.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Risk

We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the six months ended June 30, 2009. Refer to Note 11(c), Financial Instruments — Foreign Currency Forward Contracts with respect to forward contracts expired and cash settled in April 2008. We do not use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization

The table below sets forth our consolidated capitalization as of June 30, 2009:

•         on an actual basis; and

•         on an as adjusted basis to reflect additional borrowings drawn of $26.5 million, as well as scheduled principal repayments of $9.2 million in the period from July 1, 2009 to September 18, 2009.

There have been no material changes to our capitalization as adjusted in the table below since June 30, 2009.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of June 30, 2009
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Current portion of secured long term debt	$52,219	$65,846
Long term secured debt, net of current portion	2,216,720	2,220,376
Total debt	2,268,939	2,286,222

Stockholders’ equity:
Common stock, par value $0.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued actual and as adjusted; 54,550,858 shares outstanding actual and as adjusted	546	546
Additional paid-in capital	288,598	288,598
Treasury stock	(39)	(39)
Accumulated other comprehensive loss	(308,640)	(308,640)
Retained earnings	440,374	440,374
Total stockholders’ equity	420,839	420,839
Total capitalization	$2,689,778	$2,707,061

Recent Developments

We are considering an underwritten public offering of our common stock and, on August 6, 2009, filed a Registration Statement on Form F-1 in connection therewith.  We would intend to use the net proceeds from any such offering to fund a portion of our newbuilding program and for general corporate purposes.  Any such offering, including the number of shares of common stock to be sold, is subject to, among other things, market conditions and there is no assurance that such an offering will be completed.

The charterer of six of our containerships, Zim Integrated Shipping Services Ltd., has stated that it was reducing, unilaterally, all of its long-term charterhire payments to ship-owners by 35% commencing September 1, 2009 and for an indicated period of three years.  We are in discussions with Zim and are evaluating the situation. The vessels that we charter to Zim are currently operating under their 12-year time charter. Zim is not a charterer of any of our newbuilding containerships.

On September 9, 2009, at our annual meeting of stockholders, each of Dr. Coustas and Messrs. Itkin and Mundell were re-elected as Class I directors for a three-year term expiring at the annual meeting of our stockholders in 2012 and our stockholders approved (i) an amendment to our Amended and Restated Articles of Incorporation to authorize additional shares of common stock and additional shares of preferred stock, (ii) an amendment to our Amended and Restated Articles of Incorporation to provide that the Board of Directors may amend, adopt and repeal the bylaws of the company with a vote of sixty-six and two-thirds percent of the members of the entire Board, (iii) an amendment and restatement of our Amended and Restated Bylaws to conform certain bylaws to reflect more customary provisions, and our stockholders also ratified the appointment of our independent auditors, each as described in our proxy statement set forth as Exhibit 99.1 to our report on Form 6-K furnished to the SEC on August 12, 2009.  The Articles of Amendment, providing for the amendments described above, to our Amended and Restated Articles of Incorporation are set forth as Exhibit 99.2 to this report and our Amended and Restated Bylaws, as amended and restated as described above, are set forth as Exhibit 99.3 to this report.

Risk Factors

In addition to the risk factors set forth in our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 13, 2009, you should note the following updated risk factors.

Our business, and an investment in our securities, involves a high degree of risk, including risks relating to the downturn in the container shipping market, which continues to adversely affect the major liner companies which charter our vessels and to have an adverse effect on our earnings, affect our compliance with our loan covenants and could result in our having to restructure our obligations.

The abrupt and dramatic downturn in the containership market, from which we derive all of our revenues, has severely affected the container shipping industry, particularly the large liner companies to which we charter our vessels, and has adversely affected our business.  The average daily charter rate of a 4,400 TEU containership, which represents the approximate average TEU capacity of our vessels, decreased from $36,000 in May 2008 to $6,500 in July 2009. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of containerized cargo carried by sea, which has resulted in a significant decline in the volume of cargo shipments, and the level of global trade, including exports from China to Europe and the United States. The decline in the containership market has affected the major liner companies which charter our vessels, one of which, Zim Israel Integrated Shipping Services, recently stated that it is reducing, unilaterally, all of its long-term charterhire payments to ship-owners by 35% commencing September 1, 2009.  It also affects the value of our vessels, which follow the trends of freight rates and containership charter rates, and earnings on our charters, and similarly, affects our cash flows and  liquidity, as well as adversely affecting our ability to obtain the significant amount of additional financing needed to fund the remaining installments on our contracted newbuilding containerships.  We have had to obtain waivers from the lenders under all but one of our credit facilities because we have not been compliance with the covenants contained in our loan agreements.  The decline in the containership charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessel acquisitions and newbuildings, the absence of an active secondhand market for the sale of vessels, charterers not performing under existing time charters and widespread loan covenant defaults in the container shipping industry. As a result of this dramatic downturn in the container shipping industry, including any of these factors, it is possible that we could become unable to service our debt and other obligations and could have to restructure our obligations, either as part of a court supervised process or otherwise.

We have not been in compliance with financial covenants contained in certain of our credit facilities and the current low containership charter rates and containership vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities.

Our credit facilities, which are secured by mortgages on our vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our containerships and our net worth.  The market value of containerships is sensitive to, among other things, changes in the charter markets with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise.  The current low in charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values.  These conditions have led to a significant decline in the fair market values of our vessels and the extremely low prevailing interest rates have led to significant declines in the fair value of our interest rate swap agreements.  As a result, we were in breach of covenants contained in certain of our loan agreements as of December 31, 2008 and June 30, 2009, for each of which we have obtained waivers in 2009.

In 2009, we entered into waivers and amendments to certain of our credit facilities to waive the prior breaches, as of December 31, 2008 and new breaches as of June 30, 2009, resulting from the decrease in the market value of our vessels and the decline in the fair value of our interest rate swaps, of covenants to maintain minimum ratios of the fair market value of our vessels securing a particular credit facility to the aggregate outstanding indebtedness under such credit facility, a maximum ratio of total liabilities to market value adjusted total assets and minimum net worth, including on a market adjusted basis, requirements contained in our applicable credit facilities, as well any subsequent breaches of these covenants, through October 1, 2010, or in two instances reducing the collateral coverage ratio covenant requirement during such period. Such waivers and covenants do not, however, cover other covenants contained in our credit facilities. If the current low charter rates in the containership charter market and low vessel values continue, including continuing beyond the period covered by the waivers we obtained in 2009, we may not be in compliance with these covenants or other covenants not covered by waivers, and would have to seek additional waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. Our amended loan agreements contain additional restrictions, including the requirement that we obtain prior written consent of certain of our lenders before paying any dividends and caps on the per share and aggregate dividend that we may pay with respect to 2009 pursuant to the terms of our other credit facilities.

If we fail to obtain extensions of our existing waiver agreements when necessary or comply with our covenants and are not able to obtain covenant waivers or modifications with respect to such non-compliance, our lenders could require us to make prepayments or provide additional collateral sufficient to bring us into compliance with such collateral coverage covenants, and if we fail to do so or with respect to other covenants in any event, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet, which would impair our ability to continue to conduct our business. In addition, if we were unable to obtain waivers, we could be required to reclassify all of our affected indebtedness as current liabilities. Certain of these events, including under cross-default provisions, could in turn lead to additional defaults under our loan agreements, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations.

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.  These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness, all of which could adversely affect our profitability and cash flows.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our charterers to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive all of our revenues from the payment of charter hire by our charterers.  Our 41 containerships are currently employed under time charters with 10 customers, with 74% of our revenues in 2008 generated from four customers. We have also arranged long-term time charters for each of our 28 contracted newbuilding containerships.  We could lose a charterer or the benefits of a time charter if:

•      the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•      the charterer exercises certain specific limited rights to terminate the charter;

•      we do not take delivery of a contracted newbuilding containership at the agreed time; or

•      the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us.  We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

The time charters on which we deploy our containerships generally provide for charter rates that are significantly above current market rates.  The ability and willingness of each of our counterparties to perform its obligations under their time charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry, which has experienced severe declines in the second half of 2008 and in 2009, and the overall financial condition of the counterparty.  Furthermore, the combination of a reduction in cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the reduced availability of debt and equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us.  For example, Senator Lines, the charterer of one of our vessels defaulted on its charter due to its insolvency in the first quarter of 2009 and the replacement charter we were able to arrange was at a reduced rate. In addition, the charterer of six of our containerships, Zim Israel Integrated Shipping Services, has stated that it is reducing, unilaterally, all of its long-term charterhire payments to ship-owners by 35% commencing September 1, 2009. The likelihood of a charterer seeking to renegotiate or defaulting on its charter with us may be heightened to the extent such customers are not able to utilize the vessels under charter from us, and instead leave such chartered vessels idle.  Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure would be at lower rates given the currently depressed charter rates.  If one or more of our charterers fail to meet their obligations to us, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay our debt service and otherwise comply with the covenants in our credit facilities.  In these circumstances, we might ourselves have to seek to restructure our obligations, either as part of a court supervised process or otherwise.

The charterer of six of our containerships has unilaterally reduced its charter payments under the charters for these vessels by 35%.

The charterer of six of our containerships, Zim Israel Integrated Shipping Services, recently stated that it is reducing, unilaterally, all of its long-term charterhire payments to ship-owners by 35% commencing September 1, 2009, and for an indicated period of three years, in connection with its announced restructuring efforts.  Furthermore, it is possible that, as part of a court-supervised restructuring, ZIM may seek to have this unilateral rate reduction, or an even larger rate reduction, approved as a condition to affirming these charters or seek to reject the charters.  These charters represent a significant amount of revenue and the principal source of funds for repayment of $346 million of our indebtedness which is secured by these vessels.  Although this was a unilateral action by ZIM, enforcing our rights to full payment under these charters is time consuming, uncertain and ultimately may be insufficient to compensate us or prove counterproductive.  If ZIM were to default on its obligations under these charters upon rejection of such charters in a court-supervised process or otherwise, we would likely have difficulty servicing our debt under such credit facilities and would likely need to seek an agreement from our lenders to modify our debt repayment obligations thereunder.  If we fail to comply with our obligations under these loan agreements, our lenders could accelerate our outstanding indebtedness thereunder and foreclose on the vessels securing such loans.  If charterers of our other vessels were to fail to meet their obligations under the charters for our vessels or seek to reduce their charter rates thereunder, as part of a court-led restructuring or otherwise, we could be unable to service our debt and other obligations and could ourselves have to restructure our obligations, either as part of a court supervised process or otherwise.

Although we have arranged charters for each of our 28 contracted newbuilding vessels, we are dependent on the ability and willingness of the charterers to honor their commitments under such charters as it would be difficult to redeploy such vessels at equivalent rates, or at all, if charter markets continue to experience weakness.

We are dependent on the ability and willingness of the charterers to honor their commitments under the  multi-year time charters we have arranged for each of our 28 contracted newbuilding vessels. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under the time charters for our newbuildings, which provide for charter rates significantly above current market rates. In addition, if we fail to obtain financing for any of our newbuilding containerships or otherwise fail to timely deliver such containerships to their respective charterers, such charterers may cancel their charter contracts with, and, possibly assert claims against, us. The combination of the current surplus of containership capacity, and the expected significant increase in the size of the world containership fleet over the next few years, as the high volume of containerships currently being constructed are delivered, would make it difficult to secure substitute employment for any of our newbuilding containerships if our counterparties failed to perform their obligations under the currently arranged time charters, and any new charter arrangements we were able to secure would be at lower rates given currently depressed charter rates. As a result, we could sustain significant losses which would have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with the covenants in our credit facilities. If the charterers do not honor their commitments under these charters, we may have rights for certain claims, subject to the terms and conditions of each charter.  However, pursuing these claims may be time consuming, uncertain and ultimately insufficient to compensate us for any failure of the charterers to honor their commitments.

No financing has been arranged for the acquisition of 12 of our 28 newbuilding containerships under construction, which 12 containerships are expected to be delivered to us at various times in 2010, 2011 and 2012, and the current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from fulfilling our obligations under our agreements to complete the construction of these newbuilding containerships, which could result in the loss of our deposit money and additional liability to shipyards and charterers.

We currently have contracts for the construction of 28 newbuilding containerships, with aggregate remaining installment payments of $2.1 billion as of June 30, 2009. Of these 28 newbuilding containerships, 4, 12, 7 and 5 vessels are expected to be delivered to us in the remainder of 2009, in 2010, 2011 and 2012, respectively.  We will need to procure significant additional financing in order to fund the remaining installment payments for these newbuildings and, currently, have no financing arranged for the acquisition of 12 of the newbuilding containerships expected to be delivered to us at various times in 2010, 2011 and 2012.  Our ability to obtain financing in the current economic environment, particularly for the acquisition of containerships, which are experiencing low charter rates and depressed vessel values, is limited and unless we are successful in obtaining debt financing, and our cash flow from operations remains stable or increases, we may not be able to complete these transactions.  Furthermore, the loss of an existing charter for any of these contracted newbuilding containerships, due to the insolvency of or default by a charterer or otherwise, would further exacerbate the difficulty in obtaining financing for such vessels, which have contracted construction prices well above the current charter-free market value of such vessels. In addition, the loss of an existing charter, or other failure to satisfy other conditions to our lenders’ financing commitments with respect to these vessels, could result in additional funding requirements which would be difficult for us to meet in the current container shipping and financing environment.  Prevailing conditions in the global financial markets may also preclude us from raising additional equity capital or issuing equity at prices which would not be dilutive to existing stockholders, or at all.  If we were not able to complete any of these transactions, we could lose our advances for vessels under construction, which amounted to $1.1 billion as of June 30, 2009, and incur additional liability to charterers and shipyards, which may pursue claims against us under our newbuilding construction contracts and retain and sell to third parties such newbuildings to the extent completed, and costs. Accordingly, it may be necessary for us, together with our charterers, to engage in negotiations, which could be difficult and prolonged, with the shipyards constructing our 28 newbuilding containerships for further delivery date extensions, beyond the modest extensions previously agreed in 2009, and substantially restructured payment schedules and terms, including possible price reductions, for such vessels, and there can be no assurance that we could reach satisfactory resolution of any such negotiations with the shipyards and our financing banks.  If we cannot arrange financing when these installment payments come due, we could exhaust our existing cash resources and available financing.

Our profitability and growth depend on the demand for containerships and the recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, has resulted and may continue to result in a decrease in containerized shipping volume, driving charter rates to significantly lower levels than the historical highs of the past few years.  Charter hire rates for containerships may continue to experience volatility or settle at depressed levels, which would, in turn, adversely affect our profitability.

Demand for our vessels depends on demand for the shipment of cargoes in containers and, in turn, containerships.  The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability.  In the second half of 2008 and the first half of 2009, the ocean-going container shipping industry has experienced severe declines, with charter rates at significantly lower levels than the historical highs of the past few years.  Variations in containership charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products transported by containerships.  The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.  The recent global economic slowdown and disruptions in the credit markets have significantly reduced demand for products shipped in containers and, in turn, containership capacity.

Factors that influence demand for containership capacity include:

•      supply and demand for products suitable for shipping in containers;

•      changes in global production of products transported by containerships;

•      the distance that container cargo products are to be moved by sea;

•      the globalization of manufacturing;

•      global and regional economic and political conditions;

•      developments in international trade;

•      changes in seaborne and other transportation patterns, including changes in the distances over which containerized cargoes are transported;

•      environmental and other regulatory developments; and

•      currency exchange rates.

Factors that influence the supply of containership capacity include:

•      the number of new building deliveries;

•      the scrapping rate of older containerships;

•      the price of steel and other raw materials;

•      changes in environmental and other regulations that may limit the useful life of containerships;

•      the number of containerships that are out of service; and

•      port congestion.

Consumer confidence and consumer spending have deteriorated significantly over the past year, and could remain depressed for an extended period.  Consumer purchases of discretionary items, many of which are transported by sea in containers, generally decline during periods where disposable income is adversely affected or there is economic uncertainty and, as a result, liner company customers may ship fewer containers or may ship containers only at reduced rates. This decrease in shipping volume could adversely impact our liner company customers and, in turn, demand for containerships.  As a result, charter rates and vessel values in the containership sector have decreased significantly and the counterparty risk associated with the charters for our vessels has increased.

Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for containerships.  If the charter market is depressed, as it has been in the latter half of 2008 and in 2009, when our vessels’ charters expire, with the next vessels up for rechartering being eight containerships in 2010, we may be forced to recharter the containerships, if we are able to recharter such vessels at all, at sharply reduced rates and even possibly at a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.  The same issues will exist if we acquire additional containerships, if we are able to recharter such vessels at all, and attempt to obtain multi-year charter arrangements as part of an acquisition and financing plan.

Containership values have recently decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. If these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

Due to the sharp decline in world trade and containership charter rates, the market values of the containerships in our fleet are currently significantly lower than prior to the downturn in the second half of 2008. Containership values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•      prevailing economic conditions in the markets in which containerships operate;

•      changes in and the level of world trade;

•      the supply of containership capacity;

•      prevailing charter rates; and

•      the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In the future, if the market values of our vessels experience further deterioration or we lost the benefits of the existing charter arrangements for any of our vessels and could not replace such arrangements with charters at comparable rates, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our credit facilities impose operating and financial restrictions on us, and if we receive waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements.

Our credit facilities and the covenant waiver agreements we obtained in 2009 impose, and our future financing arrangements, as well as any future waivers which may need to be obtained, may impose, operating and financial restrictions on us.  These restrictions may limit our ability to:

•      incur additional indebtedness;

•      create liens on our assets;

•      sell capital stock of our subsidiaries;

•      make investments;

•      engage in mergers or acquisitions;

•      pay dividends; or

•      make capital expenditures.

Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

•      maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•      ensure that the aggregate market value of our vessels in our fleet exceeds 145.0% of our net consolidated debt at all times under our KEXIM-Fortis credit facility;

•      ensure that the ratio of the aggregate market value of the vessels in our fleet securing the applicable loan to our outstanding indebtedness under such loan at all times exceeds (i) 115% under our Emporiki Bank credit facility and (ii) a range from 120% to 125% under our other credit facilities (reduced to 100% under our RBS credit facility and our Credit Suisse credit facility during the applicable waiver period);

•      maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•      ensure that our total liabilities (after deducting cash and cash equivalents), at all times, will be no more than 70.0% (or 75% under one of our credit facilities) of our total market value adjusted assets;

•      maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•      maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As a result of low containership charter rates and vessel values, as well as the reduced fair value of our interest rate swaps due to low prevailing interest rates, in 2009 we had to obtain waivers of covenant breaches under our credit facilities as of December 31, 2008 and new breaches as of June 30, 2009. If we fail to meet our payment or covenant compliance obligations under our secured credit facilities, either with respect to those covenants not covered by waivers or any covenants after their applicable waiver periods expire, our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in cross-defaults under our other credit facilities, and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

We may be unable to draw down the full amount of our credit facilities, and may have difficulty obtaining other financing, if the market values of our vessels further decline.

There are restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.  If the market value of our fleet, which has experienced substantial recent declines, declines further, we may not be able to draw down the full amount of certain of our committed credit facilities, obtain other financing or incur debt on terms that are acceptable to us, or at all.  We may also not be able to refinance our debt or obtain additional financing, particularly for our newbuilding vessels which have purchase prices that are likely significantly in excess of their current charter-free market value.

We cannot be assured that we will be able to raise financing sufficient to meet our future capital and operating needs and future issuances of equity or equity-linked securities may result in significant dilution and adversely affect the market price of our common stock.

We have filed a Registration Statement on Form F-1 for our issuance and sale of common stock in an underwritten public offering.  Such offering, including the number of shares of common stock to be sold, is subject to, among other things, market conditions. In addition, we may pursue additional sales of equity and equity-linked securities, including to our directors, officers, existing stockholders or affiliates, as part of our efforts to enhance our liquidity position and fund our newbuilding program.  Even if we successfully complete such offering, we cannot be assured that the proceeds will be sufficient to meet our capital and operating needs, particularly if the charter rates in the containership charter market remain low for a prolonged period of time.

We may have to attempt to sell additional shares in the future to satisfy our capital and operating needs.  Lenders may be unwilling to provide future financing or may provide future financing only at significantly increased rates.  If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.

Our existing stockholders will experience dilution, which could be significant, if we sell shares at prices below the price at which such previous stockholders invested. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008	F-2

Condensed Consolidated Statements of Income for the Three and Six Months Ended June 30, 2009 and 2008 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2009 and 2008 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share amounts)

	Notes	As of June 30, 2009	As of December 31, 2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$156,721	$120,720
Restricted cash, current portion	3	130,995	104,401
Accounts receivable, net		1,454	1,119
Inventories		8,145	8,070
Prepaid expenses		437	999
Due from related parties		6,654	7,118
Other current assets		4,133	7,767
Total current assets		308,539	250,194

NON-CURRENT ASSETS
Fixed assets, net	4	$1,507,689	$1,339,645
Advances for vessels under construction	5	1,077,656	1,067,825
Restricted cash, net of current portion	3	98,627	147,141
Deferred charges, net	6	20,711	16,098
Other non-current assets	7, 11b	4,938	7,561
Total non-current assets		2,709,621	2,578,270
Total assets		$3,018,160	$2,828,464

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$11,019	$13,902
Accrued liabilities		21,888	11,429
Long-term debt, current portion	10	52,219	42,219
Unearned revenue, current portion		6,847	6,448
Other current liabilities	8	68,648	48,217
Total current liabilities		160,621	122,215

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	$2,216,720	$2,065,459
Unearned revenue, net of current portion		5,022	6,112
Other long-term liabilities	8,11a	214,958	415,644
Total long-term liabilities		2,436,700	2,487,215
Total liabilities		$2,597,321	$2,609,430

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Common stock (par value $0.01, 200,000,000 common shares authorized, 54,557,500 common shares issued as of June 30, 2009 and December 31, 2008 and 54,550,858 and 54,542,500 outstanding as of June 30, 2009 and December 31, 2008, respectively)		546	546
Additional paid-in capital	13	288,598	288,615
Treasury stock		(39)	(88)
Accumulated other comprehensive loss	14, 11a	(308,640)	(474,514)
Retained earnings		440,374	404,475
Total stockholders’ equity		420,839	219,034
Total liabilities and stockholders’ equity		$3,018,160	$2,828,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2009	2008	2009	2008

OPERATING REVENUES		$79,128	$73,909	$154,380	$143,786

OPERATING EXPENSES
Voyage expenses		(1,847)	(2,569)	(3,851)	(4,159)
Vessel operating expenses		(23,814)	(22,554)	(45,877)	(42,364)
Depreciation	4	(14,911)	(12,366)	(29,132)	(24,125)
Amortization of deferred drydocking and special survey costs	6	(2,179)	(1,757)	(4,094)	(3,367)
Bad debt expense		—	(135)	—	(181)
General and administration expenses		(3,468)	(3,020)	(6,588)	(5,833)
Gain on sale of vessels		—	9,346	—	14,928
Income From Operations		32,909	40,854	64,838	78,685

OTHER INCOME (EXPENSE)
Interest income		719	854	1,705	1,940
Interest expense		(9,410)	(6,526)	(17,584)	(14,698)
Other finance costs, net		(881)	(851)	(1,217)	(1,276)
Other income (expense), net		(640)	211	(1,059)	(82)
(Loss)/gain on fair value of derivatives		(6,843)	(800)	(10,784)	690
Total Other Income (Expenses), net		(17,055)	(7,112)	(28,939)	(13,426)

Net income from continuing operations		$15,854	$33,742	$35,899	$65,259
Net loss from discontinued operations	15	$—	$(1,527)	$—	$(1,522)
Net Income		$15,854	$32,215	$35,899	$63,737

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$0.29	$0.62	$0.66	$1.20
Basic and diluted net loss per share (from discontinued operations)		$—	$(0.03)	$—	$(0.03)
Basic and diluted net income per share		$0.29	$0.59	$0.66	$1.17
Basic and diluted weighted average number of common shares	16	54,551	54,558	54,549	54,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Six months ended June 30,
	2009	2008
Cash Flows from Operating Activities
Net income	$35,899	$63,737

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	29,132	24,125
Amortization of deferred drydocking and special survey costs	4,094	3,367
Written off amount of drydocking and special survey	—	181
Written off amount of finance and other costs	412	128
Amortization of finance and other costs	305	67
Stock based compensation	32	23
Payments for drydocking/special survey	(5,753)	(6,256)
Gain on sale of vessels	—	(14,928)
Change in fair value of derivative instruments	(15,848)	(7,102)

(Increase)/Decrease in
Accounts receivable	(335)	2,044
Inventories	(75)	(798)
Prepaid expenses	562	(411)
Due from related parties	464	(3,756)
Other assets, current and long-term	3,489	4,335

Increase/(Decrease) in
Accounts payable	(2,883)	1,552
Accrued liabilities	10,459	5,693
Unearned revenue (including long-term)	(691)	(630)
Other liabilities, current and long-term	363	—
Net Cash provided by Operating Activities	59,626	71,371

Cash Flows from Investing Activities
Vessel acquisitions including advances for vessel acquisitions	(237)	(76,480)
Vessels under construction	(206,770)	(245,870)
Proceeds from sale of vessels	—	69,103
Net Cash used in Investing Activities	(207,007)	(253,247)

Cash Flows from Financing Activities
Proceeds from long-term debt	181,243	315,453
Payments of long-term debt	(16,110)	(43,809)
Dividends paid	—	(50,739)
Deferred finance costs	(3,671)	(1,465)
Deferred public offering costs	—	(113)
Decrease of restricted cash	21,920	717
Net Cash provided by Financing Activities	183,382	220,044

Net Increase in Cash and Cash Equivalents	36,001	38,168
Cash and Cash Equivalents at beginning of period	120,720	63,495
Cash and Cash Equivalents at end of period	$156,721	$101,663

Supplementary Cash Flow information
Decrease in vessels’ values in respect of lease arrangements	$—	$16,944

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1       Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998, under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’s consolidated financial position as of June 30, 2009, the consolidated results of operations for the three and six months ended June 30, 2009 and 2008 and the consolidated cash flows for the six months ended June 30, 2009 and 2008. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’s Annual Report on Form 20-F for the year ended December 31, 2008. The results of operations for the three and six months ended June 30, 2009, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. For the three and the six months ended June 30, 2008, the Company reclassified an amount of $1.2 million and $0.4 million, respectively, from “Interest Expense” to “(Loss)/gain on fair value of derivatives” in relation to the realized portion of our interest rate swaps.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1       Basis of Presentation and General Information (continued)

The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 (“FIN 46(R)” ). A variable interest entity is defined by FIN 46(R) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1       Basis of Presentation and General Information (continued)

As of June 30, 2009, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Maersk Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Bunga Raya Tiga	2004	4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	MSC Baltic	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyundai Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1       Basis of Presentation and General Information (continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Vessels under construction
CellContainer (No. 1) Corp.	March 23, 2007	Hull No. N-219	2009*	3,400
Boxcarrier (No. 1) Corp.	June 27, 2006	Hull No. S4001	2009*	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	Hull No. S4002	2009*	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	Hull No. S4003	2009*	6,500
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010*	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010*	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010*	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010*	3,400
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004	2010*	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005	2010*	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	Hull No. N-214	2010*	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010*	6,500
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216	2010*	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217	2010*	6,500
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218	2010*	6,500
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2010*	10,100
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011*	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011*	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011*	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011*	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011*	8,530
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011*	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011*	10,100
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012*	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012*	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012*	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012*	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012*	12,600

*               Estimated completion year.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2       Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of Statement No. 157 that were effective for the Company for the fiscal year beginning on January 1, 2008 did not have a material effect on its condensed consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“Statement No. 141(R)”), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The adoption of Statement No. 141(R) did not have an impact on the condensed consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 (“Statement No. 160”). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The adoption of Statement No. 160 did not have an impact on the condensed consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (“Statement No. 161”). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of Statement No. 161 did not have an effect on the condensed consolidated financial statements.

In May 2009, the FASB issued Statement No. 165, Subsequent Events (“Statement No. 165). Statement No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Statement No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Statement No. 165 is effective for interim and annual periods ending after June 15, 2009. The adoption of Statement No. 165 did not have an effect on the condensed consolidated financial statements. The Company has evaluated its subsequent events as of September 23, 2009, the date of issuance of the financial statements (refer to Note 17, Subsequent Events).

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2       Recent Accounting Pronouncements (continued)

In April 2009, the FASB issued Staff Position (“FSP”) FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which expands the fair value disclosures required for all financial instruments within the scope of Statement No. 107 to interim periods for publicly traded entities. The FSP also requires entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes of the methods and significant assumptions from prior periods. It does not require interim disclosures of credit or market risks also discussed in Statement No. 107. The FSP is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP did not have an effect on the condensed consolidated financial statements. Refer to Note 11, Financial Instruments, for the method and significant assumptions used to estimate the fair value of financial instruments in our condensed consolidated financial statements.

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162, (Statement No. 168). Statement No. 168 states that FASB Accounting Standards Codification™ (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding Statement No. 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. Statement No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of Statement No. 168 is not expected to have an effect on the condensed consolidated financial statements.

3       Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of June 30, 2009	As of December 31, 2008
Retention	$4,388	$4,445
Restricted deposits	225,234	247,097
Total	$229,622	$251,542

Restricted deposits as of June 30, 2009, are analyzed as follows:

1.     An amount of $25,425 thousand is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which as of June 30, 2009 stands at $101.7 million. The restricted cash amount will be reduced accordingly, so at all times it represents 25% of the outstanding guaranteed amount.

2.     An amount of $7,050 thousand is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which as of June 30, 2009 stands at $35.25 million. The restricted cash amount will be reduced accordingly, so at all times it represents 20% of the outstanding / guaranteed amount.

3.     An amount of $192,759 thousand is deposited with Royal Bank of Scotland to be utilized towards progress payments for certain vessels that are being financed by the revolving credit facility that the Company has with the bank. The funds will be released gradually as progress payments to shipyards for the specific newbuildings become due and payable.

As of June 30, 2009, the Company recorded an amount of $130,995 thousand (as of December 31, 2008: $104,401 thousand) and $98,627 thousand (as of December 31, 2008: $147,141 thousand) as current and non-current restricted cash, respectively.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4       Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2008	$1,369,739	$(187,234)	$1,182,505
Additions	289,671	(51,025)	238,646
Disposals	(75,468)	10,906	(64,562)
Decrease in vessels’ values in respect of lease arrangements (a)	(16,944)	—	(16,944)
As of December 31, 2008	$1,566,998	$(227,353)	$1,339,645
Additions	197,176	(29,132)	168,044
As of June 30, 2009	$1,764,173	$(256,485)	$1,507,689

(a)        Vessels with a cost of $373.4 million and net book value of $342.7 million on March 7, 2008, which were subject to certain leasing arrangements, are explained in Note 9, Lease Arrangements.

i.      On January 2, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Monaco, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

ii.     On March 31, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Dalian, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

iii.    On June 26, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Luanda, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

iv.    The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $210.6 million as of June 30, 2009 and $195.8 million as of December 31, 2008. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

The cost of vessel acquired is the contracted price of vessel excluding any items capitalized during the construction period, such as interest expense.

5       Advances for Vessels under Construction

a)             Advances for vessels under construction were as follows (in thousands):

	As of June 30, 2009	As of December 31, 2008
Advance payments for vessels	$516,006	$533,298
Progress payments for vessels	494,043	479,071
Capitalized interest	67,607	55,456
Total	$1,077,656	$1,067,825

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5       Advances for Vessels under Construction (continued)

As of June 30, 2009, the Company had remitted the following installments:

i.      $219.6 million in relation to a construction contract with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for five containerships (the HN S4001, the HN S4002, the HN S4003, the HN S4004 and HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The vessels are expected to be delivered to the Company throughout the second half of 2009 and first quarter of 2010. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

ii.     $147.8 million in relation to construction contracts with China Shipbuilding Trading Company Limited for five 8,530 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004 and the HN 1022A). The contract price of each vessel is $113.0 million, except the HN 1022A, which has a contract price of $117.5 million. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company throughout 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

iii.    $118.8 million in relation to construction contracts with Hanjin Heavy Industries & Construction Co Limited for five 6,500 TEU containerships (the HN N-214, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million. The vessels are expected to be delivered to the Company throughout 2010. The Company secured 18 year bareboat charters for two of the containerships and 15 year time charters for the remaining vessels with a major liner company upon delivery of each vessel.

iv.    $95.0 million in relation to a construction contract with Hanjin Heavy Industries & Construction Co, Ltd. for five containerships (the HN N-219, the HN N-220, the HN N-221, the HN N-222 and the HN N-223) of 3,400 TEU each. The contract price of each vessel is $55.9 million. The vessels are expected to be delivered to the Company throughout the fourth quarter of 2009 and throughout 2010. The Company has arranged to charter each of these containerships under 10-year charters with a major liner company upon delivery of each vessel.

v.     $249.2 million in relation to a construction contract with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

vi.    $174.3 million with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The vessels are expected to be delivered to the Company in late 2010 and during the first quarter of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

b)            Advances for vessels under construction and transfers to vessels’ cost as of June 30, 2009 and December 31, 2008, were as follows (in thousands):

As of January 1, 2008	$745,534
Additions	518,512
Transfer to vessels’ cost	(196,221)
As of December 31, 2008	$1,067,825
Additions	206,770
Transfer to vessels’ cost	(196,939)
As of June 30, 2009	$1,077,656

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6       Deferred Charges

Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2008	$8,868	$1,563	$10,431
Additions	10,625	4,441	15,066
Written off amounts	(181)	(128)	(309)
Amortization	(7,301)	(220)	(7,521)
Written off due to sale of vessels	(1,569)	—	(1,569)
As of December 31, 2008	$10,442	$5,656	$16,098
Additions	5,753	3,671	9,424
Written off amounts	—	(412)	(412)
Amortization	(4,094)	(305)	(4,399)
As of June 30, 2009	$12,101	$8,610	$20,711

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which incurred and not at the conclusion of the drydocking.

7       Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of June 30, 2009	As of December 31, 2008
Fair value of swaps	$3,923	$6,691
Other non-current assets	1,015	870
Total	$4,938	$7,561

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8       Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of June 30, 2009	As of December 31, 2008
Fair value of swaps	$68,648	$48,217

Other long-term liabilities consisted of the following (in thousands):

	As of June 30, 2009	As of December 31, 2008
Fair value of swaps	$213,619	$414,668
Other long-term liabilities	1,339	976
Total	$214,958	$415,644

In respect of the fair value of swaps, refer to Note 11a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

9       Lease Arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 ½ years. The Company did not account for the transactions as sale and lease-back because the consideration for the vessels was not under the Company’s control.  Accordingly, the vessels continued to be recognized in the Company’s books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million, $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 ½ year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels.  In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements to 100% owned subsidiaries of the Company, and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10     Long-Term Debt

Long-term debt as of June 30, 2009, consisted of the following (in thousands):

Lender	As of June 30, 2009	Current portion	Long–term portion	As of December 31, 2008	Current portion	Long–term portion
The Royal Bank of Scotland	$637,149	$6,600	$630,549	$640,449	$6,600	$633,849
HSH Nordbank	39,000	4,000	35,000	41,000	4,000	37,000
The Export-Import Bank of Korea (“KEXIM”)	75,601	10,369	65,232	80,786	10,369	70,417
The Export-Import Bank of Korea (“KEXIM”) & Fortis Bank	118,734	11,250	107,484	124,359	11,250	113,109
Deutsche Bank	180,000	—	180,000	180,000	—	180,000
Emporiki Bank of Greece	86,900	—	86,900	71,000	—	71,000
HSH Nordbank AG - Piraeus Bank - Aegean Baltic Bank	675,000	20,000	655,000	675,000	10,000	665,000
Credit Suisse	92,850	—	92,850	31,060	—	31,060
Fortis Bank - Lloyds TSB - National Bank of Greece	253,200	—	253,200	253,200	—	253,200
Deutsche Schiffsbank - Credit Suisse - Emporiki Bank	103,553	—	103,553	—	—	—
Fair value hedged debt	6,952	—	6,952	10,824	—	10,824
Total	$2,268,939	$52,219	$2,216,720	$2,107,678	$42,219	$2,065,459

All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

On February 2, 2009, the Company, as borrower, and certain of its vessel-owning subsidiaries, as guarantors, entered into a credit facility with Deutsche Schiffsbank, Credit Suisse and Emporiki Bank of up to $298.5 million in relation to pre and post-delivery financing for five new-building vessels, the ZIM Dalian (a 4,253 TEU vessel), the HN N-220 and the HN N-223 (two 3,400 TEU vessels), the HN N-215 (a 6,500 TEU vessel) and the HN Z0001 (a 8,530 TEU vessel), which are currently under construction and will be gradually delivered to us from the first quarter of 2009 until the end of the first quarter of 2011, with the Zim Dalian having been delivered to us on March 31, 2009. The interest rate on the credit facility is LIBOR plus margin. The credit facility will be repaid in 20 equal consecutive, semi-annual installments of $8.8 million, with the first installment due on December 30, 2011 and a final balloon payment of $122.8 million due along with the final installment.

The loan agreements include covenants for the Company, including the maintenance of operating accounts, minimum cash deposits and minimum fair market values of vessels. The vessel owning company’s are further restricted from incurring additional indebtedness and changing the vessels’ flags without the prior consent of the lender.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10     Long-Term Debt (continued)

The Company must maintain the following financial covenants:

•                  maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                  ensure that the aggregate market value of the Company’s vessels in its fleet exceeds 145.0% of its net consolidated debt at all times under its KEXIM-Fortis credit facility;

•                  ensure that the ratio of the aggregate market value of the vessels in the Company’s fleet securing the applicable loan to its outstanding indebtedness under such loan at all times exceeds (i) 115% under its Emporiki Bank credit facility and (ii) a range from 120% to 125% under its other credit facilities (reduced to 100% under its RBS credit facility and its Credit Suisse credit facility during the waiver period as described below);

•                  maintain adjusted stockholders’ equity in excess of 30.0% of the Company’s total market value adjusted assets;

•                  ensure that the Company’s total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under one of its credit facilities) of its total market value adjusted assets;

•                  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company’s total indebtedness until November 14, 2011 and 4% of its total indebtedness at all times thereafter; and

•                  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of December 31, 2008, the Company was not in compliance with collateral coverage ratios, corporate leverage ratios and net worth covenants, as applicable, contained in certain of the Company’s loan agreements governing $1.8 billion of its outstanding indebtedness as of December 31, 2008, as presented above, due to the severe drop in interest rates which resulted in negative valuations of its interest rate swaps accounted for as cash flow hedges, as well as the drop in its vessels’ fair market values. As a result, the Company entered into agreements which waive until January 31, 2010 all prior breaches of such covenants and any subsequent breaches of such covenants. The Company’s lenders agreed not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of the December 31, 2008 and any subsequent breaches of the abovementioned covenants until January 31, 2010.

As of June 30, 2009, the Company was in breach of (i) the collateral coverage ratio covenant contained in its credit facility with Credit Suisse with an outstanding balance of $92.9 million as of June 30, 2009, which was not in breach as of December 31, 2008 and therefore not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches thereunder, (ii) the collateral coverage ratio covenant contained in its credit facility with Deutsche Bank with an outstanding balance of $180.0 million as of June 30, 2009, which was not in breach as of December 31, 2008 and therefore not covered by the waiver obtained in relation to the December 31, 2008 covenant breaches thereunder, (iii) the corporate leverage ratio and collateral coverage ratio covenants contained in its credit facility with Fortis Bank-Lloyds TSB-National Bank of Greece, which had an outstanding balance of $253.2 million as of June 30, 2009, and (iv) the corporate leverage ratio covenant under its KEXIM-Fortis credit facility with an outstanding balance of $118.7 million as of June 30, 2009, which was not in breach as of December 31, 2008 and therefore not covered by the waiver obtained in relation to December 31, 2008 covenant breaches thereunder.  During the third quarter of 2009, the Company entered into agreements to extend waivers already obtained in relation to December 31, 2008 covenant breaches (except for the minimum book net worth covenant in two of our credit facilities, which was not breached as of June 30, 2009) and waive additional breaches under certain of its credit facilities identified as of June 30, 2009, which were not breached and therefore not waived as of December 31, 2008. The Company lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under the respective loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches, and any future breaches of such covenants, through October 1, 2010.

Set forth below are details of the respective waivers agreed with the Company’s lenders in respect of breaches of the loan covenants contained in certain of its credit facilities and its guarantee facility with HSH Nordbank.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10     Long-Term Debt (continued)

The Royal Bank of Scotland Credit Facility. As of December 31, 2008, the Company was in breach of the collateral coverage ratio and corporate leverage ratio covenants contained in the Company’s $700.0 million senior revolving credit facility with The Royal Bank of Scotland. The Company entered into an agreement waiving the breach of the corporate leverage ratio covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio the Company would have been in compliance as of December 31, 2008 and June 30, 2009) in respect of the year ended December 31, 2008 and up until January 31, 2010, with an increase in the interest rate margin by 1.5 percentage points per annum for the remaining period of the loan and a one-time fee of $100,000. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lender under this credit facility.   On July 17, 2009, the Company entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010, with above interest rate margin increases being applied to the revised waiver period.

HSH Nordbank Credit Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, the Company was in breach of the net worth covenant contained in the Company’s $60.0 million credit facility with HSH Nordbank, Dresdner Bank and Aegean Baltic Bank acting as agent. The Company entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. Such waiver has been provided by its lenders under this credit facility pursuant to the terms and conditions of a commitment letter the Company has entered into with such lenders pursuant to which the Company has agreed to amend the credit facility to increase the interest rate margin over LIBOR by 1.725 percentage points per annum (or, if lower, an increase in the interest rate margin of 1.225 percentage points and the replacement of LIBOR by the bank’s cost of funding) for the waiver period and increase the interest rate margin by 0.975 percentage points per annum for the remaining period of the loan as well as pay a one-time fee of 0.30 percentage points on the facility amount outstanding.  On July 21, 2009, the Company entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period.

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank Credit Facility. As of December 31, 2008, the Company was in breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants contained in the Company’s $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. Such waiver has been provided by its lenders under this credit facility pursuant to the terms and conditions of a commitment letter the Company has entered into with such lenders pursuant to which the Company has agreed to amend the credit facility, including to add additional collateral and increase the interest rate margin by 1.8 percentage points per annum for the waiver period and increase the interest rate margin by 1.05 percentage points per annum for the remaining period of the loan, as well as pay a one-time fee of $2.1 million and make $5.0 million payments on July 31, 2009, October 31, 2009 and January 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on January 31, 2010. The Company has also agreed to use its best efforts to raise additional equity capital, with the participation of its largest stockholder in any such transaction. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this credit facility. On July 21, 2009, the Company entered into an agreement with the lenders under this credit facility to extend the waiver period through October 1, 2010, with the above interest rate margin increases being applied to the revised waiver period, as well as to make additional $5.0 million payments on April 30, 2010 and July 31, 2010, plus payment of any additional amounts from funds in the pledged account from income from the mortgaged vessels under this credit facility on April 30, 2010, July 31, 2010 and September 30, 2010 as the lender under this credit agreement may determine.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10     Long-Term Debt (continued)

KEXIM—Fortis Credit Facility. As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in the Company’s $144.0 million credit facility with the Export-Import Bank of Korea, or KEXIM, and Fortis Bank. The Company entered into an agreement waiving compliance with such covenants for the year ended December 31, 2008 and providing that compliance with such covenants in respect of the year ended December 31, 2009 will be tested within 180 days following that date. In return, the Company paid its lenders under this credit facility a one-time fee of $360,000 and the interest rate margin was increased by 0.5 percentage points for the waiver period. As of June 30, 2009, the Company was in breach of an additional corporate leverage ratio contained in this credit facility and on September 22, 2009, the Company has entered into an agreement with the lenders under this credit facility to extend the waiver of the breach of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the additional corporate leverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenant, through October 1, 2010, with an increase in the interest rate margin by 1.0 percentage points per annum for the waiver period from June 30, 2009 to December 31, 2009 and 0.5 percentage points per annum for the waiver period from January 1, 2010 to October 1, 2010, as well as a one-time fee of $360,000. The Company also agreed to use its best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance, as well as any debt raised, to fund a portion of the Company’s newbuilding program. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends.

Emporiki Bank Credit Facility. As of December 31, 2008, the Company was in breach of the corporate leverage ratio and minimum net worth covenants contained in the Company’s $156.8 million credit facility with Emporiki Bank. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010, with an increase in the interest rate margin by 1.65 percentage points per annum for the waiver period and 0.65 percentage points per annum for the period thereafter. On August 12, 2009, the Company entered into an agreement with the lender under this credit facility to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with a one-time amendment fee of $0.2 million and the above interest rate margin increases being applied to the revised waiver period.

Deutsche Bank Credit Facility. As of December 31, 2008, the Company was in breach of the corporate leverage ratio covenant contained in the Company’s $180.0 million credit facility with Deutsche Bank. The Company entered into an agreement waiving the breach of such covenant for the year ended December 31, 2008, as well as any subsequent breach of such covenant, up to January 31, 2010. In return, the Company paid to the bank a one-time fee of 0.3% of the loan amount. As of June 30, 2009, the Company was in breach of the collateral coverage ratio covenant contained in its credit facility with Deutsche Bank, which was not covered by the waiver obtained in relation to the December 31, 2008 breach, which had an outstanding balance of $180.0 million as of June 30, 2009. On August 6, 2009,  the Company entered into an agreement with Deutsche Bank to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.315 percentage points per annum for the waiver period and 0.815 percentage points per annum thereafter, as well as a one-time fee of $0.4 million. The Company also agreed to use its best efforts to raise additional equity capital. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility.

Credit Suisse Credit Facility. As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in its credit facility with Credit Suisse. The Company entered into an agreement waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to January 31, 2010. As of June 30, 2009, the Company was in breach of the collateral coverage ratio covenant, which was not covered by the waiver obtained in relation to the December 31, 2008 breaches, contained in the Company’s $221.1 million credit facility with Credit Suisse, which had an outstanding balance of $92.9 million as of June 30, 2009. On July 29, 2009, the Company entered into an agreement with Credit Suisse to extend the waiver of the breaches of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), as well as any subsequent breach of such covenants, through October 1, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio the Company would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and through October 1, 2010, with an increase in the interest rate margin by 1.225 percentage points per annum for the waiver period and a one-time fee of $50,000. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10     Long-Term Debt (continued)

Fortis Bank—Lloyds TSB—National Bank of Greece Credit Facility. As of December 31, 2008, the Company was in compliance with all covenants contained in its $253.2 million credit facility with Fortis Bank—Lloyds TSB—National Bank of Greece. As of June 30, 2009, the Company was in breach of the corporate leverage ratio and collateral coverage ratio covenants contained in this credit facility, which had an outstanding balance of $253.2 million as of June 30, 2009.  On August 14, 2009, the Company entered into an agreement, subject to receiving waivers through at least October 1, 2010 of all breaches under its other credit facilities, with the lenders under its Fortis Bank—Lloyds TSB—National Bank of Greece waiving the breach of the corporate leverage ratio and collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches, through October 1, 2010, with an increase in the interest rate margin by 1.25 percentage points per annum for the remaining period of the loan, as well as a one-time fee of $1.0 million. The Company also agreed to use its best efforts to raise additional equity capital, and to use the net proceeds of any such equity capital issuance to fund a portion of the Company’s newbuilding program. Under the terms of the waiver, during the waiver period the Company is not permitted to pay dividends.

Deutsche Schiffsbank—Credit Suisse—Emporiki Bank  Credit Facility. During the first quarter of 2009, the Company was in breach of the corporate leverage ratio and net worth covenants contained in the $298.5 million credit facility. On March 19, 2009, the Company entered into an agreement waiving breaches of such covenants, as well as any subsequent breach of such covenants, up to January 31, 2010. During the waiver period the Company is not permitted to pay dividends without the consent of its lenders under this credit facility. On August 17, 2009, the Company entered into an agreement with the lenders to extend the waiver period through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), with an increase in the interest rate margin by 0.8 percentage points per annum for the waiver period and a one-time waiver fee of 0.2 percentage points on the outstanding loan amount.

HSH Nordbank Guarantee Facility (with Aegean Baltic Bank acting as agent). As of December 31, 2008, the Company was in breach of the corporate leverage ratio and net worth covenants contained in the Company’s $148.0 million guarantee facility with HSH Nordbank, with Aegean Baltic Bank acting as agent. The Company entered into an agreement, pursuant to the terms and conditions of a commitment letter, regarding the guarantee facility waiving breaches of such covenants for the year ended December 31, 2008, as well as any subsequent breach of such covenants, up to October 1, 2010. In addition, during the period covered by the waiver the Company is not permitted to make dividend payments without the consent of its lenders under this facility.

11     Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are discussed in Note 10, Long-term Debt.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11     Financial Instruments (continued)

Fair Value:  The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The carrying amount of fixed rate bank loans is adjusted by the gain or loss on the debt attributable to the hedged risk. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

a.          Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement No. 133”) in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis.  For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11     Financial Instruments (continued)

The interest rate swap agreements converting floating interest rate exposure into fixed, as of June 30, 2009 and December 31, 2008, were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value June 30, 2009	Fair Value December 31, 2008
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	$(15,211)	$(25,181)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922	% p.a.	USD LIBOR 3M BBA	$(19,101)	$(27,438)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855	% p.a.	USD LIBOR 3M BBA	$(9,115)	$(13,451)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875	% p.a.	USD LIBOR 3M BBA	$(9,200)	$(13,546)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78	% p.a.	USD LIBOR 3M BBA	$(8,795)	$(13,093)
HSH Nordbank	12/06/2006	12/8/2006	12/8/2009	$200,000	4.739	% p.a.	USD LIBOR 3M BBA	$(3,651)	$(6,474)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855	% p.a.	USD LIBOR 3M BBA	$(30,380)	$(48,115)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	$(22,020)	$(35,220)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	$(15,512)	$(25,853)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745	% p.a.	USD LIBOR 3M BBA	$(40,426)	$(54,131)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775	% p.a.	USD LIBOR 3M BBA	$(18,175)	$(26,067)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	$(5,396)	$(11,564)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	$(5,646)	$(11,801)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	$(8,180)	$(20,611)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925	% p.a.	USD LIBOR 3M BBA	$(8,020)	$(9,565)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975	% p.a.	USD LIBOR 3M BBA	$(21,840)	$(32,319)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	$(14,088)	$(29,338)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	$(4,935)	$(11,123)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57	% p.a.	USD LIBOR 3M BBA	$(10,946)	$(12,985)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	$(6,291)	$(19,168)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	$(5,339)	$(15,842)
Total fair value								$(282,267)	$(462,885)

The total fair value change of the interest rate swaps for the period January 1, 2009 to June 30, 2009, amounted to $180.6 million, and is included in “Accumulated Other Comprehensive Loss”. There was no ineffective portion for the period of the hedge.

The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with EITF 99-9, Effect of Derivative Gains and Losses on the Capitalization of Interest, the amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $14,764 thousand were recorded in other comprehensive loss as of June 30, 2009 and an amount of $21 thousand was reclassified into earnings representing its amortization over the depreciable life of the vessels.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11     Financial Instruments (continued)

b.         Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt with the following details (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value June 30, 2009	Fair Value December 31, 2008
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA+ 0.835% p.a.	$1,946	$3,289
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA+ 0.855% p.a.	$1,977	$3,402
Total fair value								$3,923	$6,691

The total fair value change of the interest rate swaps for the period from January 1, 2009 until June 30, 2009, amounted to $(2.8) million, and is included in the Statement of Income in “(Loss)/gain on fair value of derivatives”. The related asset of $3.9 million is shown under “Other non-current assets” in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2009 until June 30, 2009, amounted to $3.9 million and is included in the Statement of Income in “(Loss)/gain on fair value of derivatives”. The net ineffectiveness for June 30, 2009, amounted to $1.1 million and is shown in the Statement of Income in “(Loss)/gain on fair value of derivatives”.

c.                             Foreign Currency Forward Contracts

The Company entered into foreign currency forward contracts in 2004 to economically hedge the Company’s exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 9, Lease Arrangements. Pursuant to the adoption of the Company’s risk management accounting policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. If the probability of the forecasted transaction will not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The Company’s forward contracts ceased to qualify as hedging instruments under Statement No. 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 9, Lease Arrangements. Forward contracts with fair value of $(1.3) million expired and cash settled in April 2008 and is included in the Statement of Income in “Other income/(expense), net”.  The Company has not entered into any foreign currency forward contract during the six months ended June 30, 2009.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11     Financial Instruments (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.  The adoption of Statement No. 157 did not have an impact on the Company’s fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of June 30, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$3,923	$—	$3,923	$—

Liabilities
Interest rate swap contracts	$282,267	$—	$282,267	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 11(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of June 30, 2009, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and that of its counterparties in accordance with Statement No. 157. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12     Commitments and Contingencies

Commitments

The Company, as of June 30, 2009 and December 31, 2008, had outstanding commitments of $2,063.2 million and $2,250.4 million, respectively, for the construction of container vessels as follows:

Vessel	TEU	Contract Price	As of June 30, 2009	As of December 31, 2008
Zim Dalian	4,253	63,800	—	38,280
Zim Luanda	4,253	63,800	—	38,280
Hull S4001	6,500	91,500	36,600	45,750
Hull S4002	6,500	91,500	45,750	54,900
Hull S4003	6,500	91,500	45,750	54,900
Hull S4004	6,500	91,500	54,900	54,900
Hull S4005	6,500	91,500	54,900	73,200
Hull N-214	6,500	99,000	69,300	79,200
Hull N-215	6,500	99,000	69,300	79,200
Hull N-216	6,500	99,000	79,200	79,200
Hull N-217	6,500	99,000	79,200	79,200
Hull N-218	6,500	99,000	79,200	79,200
Hull N-219	3,400	55,880	33,528	39,116
Hull N-220	3,400	55,880	33,528	39,116
Hull N-221	3,400	55,880	39,116	39,116
Hull N-222	3,400	55,880	39,116	39,116
Hull N-223	3,400	55,880	39,116	39,116
Hull Z00001	8,530	113,000	73,450	90,400
Hull Z00002	8,530	113,000	73,450	90,400
Hull Z00003	8,530	113,000	90,400	90,400
Hull Z00004	8,530	113,000	90,400	90,400
HN H-1022A	8,530	117,500	94,000	94,000
Hull S-456	12,600	166,166	116,316	116,316
Hull S-457	12,600	166,166	116,316	116,316
Hull S-458	12,600	166,166	116,316	116,316
Hull S-461	10,100	145,240	87,144	87,144
Hull S-462	10,100	145,240	87,144	87,144
Hull S-463	10,100	145,240	87,144	87,144
Hull S-459	12,600	166,166	116,316	116,316
Hull S-460	12,600	166,166	116,316	116,316
	226,456	$3,195,550	$2,063,216	$2,250,402

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12     Commitments and Contingencies (continued)

Contingencies

The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank was $25,425 thousand as of June 30, 2009 and the outstanding guaranteed amount was $101.7 million. In addition, the Company was in breach of the corporate leverage ratio and minimum net worth covenants under this guarantee facility as of December 31, 2008, which has been waived by the bank up to October 1, 2010, as discussed in Note 10, Long-term Debt.

The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland was $7.05 million as of June 30, 2009 and the outstanding guaranteed amount was $35.25 million.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

13     Stockholders’ Equity

On October 24, 2008, the Company’s Board of Directors approved a share repurchase program for the repurchase, from time to time, of up to 1,000,000 shares of the Company’s common stock (par value $0.01). As of December 31, 2008, the Company had re-acquired 15,000 shares for an aggregate purchase price of $88,156, which was reported as Treasury stock in the condensed consolidated Balance Sheet. During the six months ended June 30, 2009, the Company had not acquired any additional shares under this program.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with the Company’s shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock, effective as of December 31, 2008. Pursuant to the terms of this program, under the Company’s 2006 Equity Compensation Plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. As of December 31, 2008, the Company granted 2,246 shares to certain employees of the Manager and recorded an expense of $15,183 in “General and Administrative Expenses” representing the fair value of the stock granted as at December 31, 2008. The Company distributed shares of treasury stock to the qualifying employees of the Manager in January 2009 in settlement of the 2,246 shares granted.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13     Stockholders’ Equity (continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. As of June 30, 2009, two directors elected to receive in Company shares 50% of their compensation, respectively. On the last business day of the first and second quarter of 2009, rights to receive 4,881 shares, respectively, were credited to each Director’s Share Payment Account. As of June 30, 2009, $31.3 thousand were reported in “Additional Paid-in Capital” in respect of these rights. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year.

During the six months of 2009, the Company distributed 8,358 shares to Directors of the Company and employees of the Manager from its treasury stock in settlement of shares granted as of December 31, 2008.

14     Comprehensive Income/(Loss)

Other Comprehensive Income/(loss) for the six months ended June 30, 2009 and 2008, was $165.9 million and $(7.3) million, respectively. The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. The amounts in accumulated comprehensive income/(loss) related to unrealized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset. Total comprehensive income/(loss) for the six months ended June 30, 2009 and June 30, 2008 was $201.8 million and $58.0 million, respectively.

15     Discontinued Operations

      From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13) and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income for the periods presented. The Company allocated to discontinued operations nil interest expense for the six months ended June 30, 2009 and June 30, 2008, respectively. In the second quarter of 2008, the Company recorded an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of its dry bulk vessels sold in May 2007.

The following table represents net income from discontinued operations (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net Income/(loss)	$—	$(1,527)	$—	$(1,522)

There were no operating revenues for the three and the six months ended June 30, 2009 and 2008. The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16     Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2009	June 30, 2008
	(in thousands)
Numerator:
Net income (from continuing operations)	$15,854	$33,742

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	54,551	54,558

	Six months ended
	June 30, 2009	June 30, 2008
	(in thousands)
Numerator:
Net income (from continuing operations)	$35,899	$65,259

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	54,549	54,558

17     Subsequent Events

On August 6, 2009, the Company filed a Registration Statement on Form F-1 for an issuance and sale of common stock in an underwritten public offering it is considering.  The Company would intend to use the net proceeds from any such offering to fund a portion of its newbuilding program and for general corporate purposes.  Any such offering, including the number of shares of common stock to be sold, is subject to, among other things, market conditions and there is no assurance that such an offering will be completed.

During the third quarter of 2009, the Company entered into agreements to extend waivers already obtained in relation to December 31, 2008 covenant breaches and waive additional breaches under certain of our credit facilities identified as of June 30, 2009, which were not breached and therefore not waived as of December 31, 2008, as described below (refer to Note 10, Long-term debt for detailed disclosures on covenant breaches and waivers obtained):

•                  On July 17, 2009, the Company entered into an agreement with The Royal Bank of Scotland, with respect to its $700.0 million senior revolving credit facility, to extend the waiver of the breach of the corporate leverage ratio, and reduction in the collateral coverage ratio, obtained for the year ended December 31, 2008, as well as any subsequent breach of such corporate leverage ratio covenant, through October 1, 2010.

•                  On July 21, 2009, the Company entered into an agreement with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank, with respect to its $700.0 million senior revolving credit facility, to extend the waiver of the breach of the collateral coverage ratio, corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breach of such covenants, through October 1, 2010.

•                  On July 21, 2009, the Company entered into an agreement with HSH Nordbank AG, with respect to its $60.0 million credit facility, to extend the waiver of the breach of the minimum net worth covenant obtained for the year ended December 31, 2008, as well as any subsequent breach of such covenant, through October 1, 2010.

•                  On July 29, 2009, the Company entered into an agreement, with Credit Suisse with respect to its $221.1 million credit facility, to extend the waiver of the breaches of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009), as well as any subsequent breach of such covenants, through October 1, 2010 and reducing the collateral coverage ratio to 100% from 125% (at which revised collateral coverage ratio the Company would have been in compliance as of June 30, 2009) in respect of the period ended June 30, 2009 and  any subsequent breaches of such covenant through October 1, 2010.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17   Subsequent Events

•                  On August 6, 2009, the Company entered into an agreement with Deutsche Bank, with respect to its $180.0 million credit facility, to extend the waiver of the breach of the corporate leverage ratio covenant obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenant, through October 1, 2010 and waiving the breach of the collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenant, through October 1, 2010.

•                  On August 12, 2009, the Company entered into an agreement with Emporiki Bank, with respect to its $156.8 million credit facility, to extend the waiver of the breach of the corporate leverage ratio and minimum net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breach of such covenant, through October 1, 2010 (except for the minimum book net worth covenant, which was not breached as of June 30, 2009).

•                  On August 14, 2009, the Company entered into an agreement with Fortis Bank, Lloyds TSB and National Bank of Greece, with respect to its $253.2 million credit facility, subject to receiving waivers through at least October 1, 2010 of all breaches under its other credit facilities, waiving the breach of the corporate leverage ratio and collateral coverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenants, through October 1, 2010.

•                  On August 17, 2009, the Company entered into an agreement with Deutsche Schiffsbank Bank, Credit Suisse and Emporiki Bank, with respect to its $298.5 million credit facility, to extend the waiver of the breach of the corporate leverage ratio and minimum net worth covenants obtained as of March 31, 2009, as well as any subsequent breaches of such covenants, through October 1, 2010.

•                  On September 22, 2009, the Company entered into an agreement with Export Import Bank of Korea and Fortis Bank, with respect to its $144.0 million credit facility, to extend the waiver of the breach of the corporate leverage ratio and net worth covenants obtained for the year ended December 31, 2008, as well as any subsequent breaches of such covenants, through October 1, 2010 and waiving the breach of an additional corporate leverage ratio covenant identified as of June 30, 2009, and any subsequent breaches of such covenant, through October 1, 2010.

The charterer of six of the Company’s containerships, Zim Integrated Shipping Services Ltd., has stated that it was reducing, unilaterally, all of its long-term charterhire payments to ship-owners by 35% commencing September 1, 2009 and for an indicated period of three years. The Company is in discussions with Zim and is evaluating the situation. The vessels that the Company charters to Zim are currently operating under their 12-year time charter. Zim is not a charterer of any of the Company’s newbuilding containerships.